SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of September 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Launch of Suzhou branch


For Immediate Release: Tuesday 28 September 2004

   CITIC Prudential continues to expand in China with launch of Suzhou branch

Tuesday 28 September 2004


Prudential plc's life insurance joint venture with CITIC has expanded its presence in China with the launch today of CITIC Prudential Suzhou. The new operation is the first Sino-British life insurance joint venture in Suzhou and was launched with the approval of the China Insurance Regulatory Commission
(CIRC). The new branch adds to CITIC Prudential's existing operations in Guangzhou and Beijing.

Mark Norbom, Chief Executive of Prudential Corporation Asia, said "Our launch in Suzhou is a clear sign of our strong commitment to China. It also highlights the excellent progress we are making towards our goal of building a material business that meets the life insurance needs of the Chinese people. The launch of CITIC Prudential Suzhou is another well planned step in our strategy for growth in China and we look forward to further licences in the future."

Ju Weimin, Director and Chief Financial Officer of CITIC Group said, "With successful operations in Guangzhou and Beijing CITIC Prudential has a proven track record of growth and we are very pleased to expand our successful partnership with Prudential to Suzhou. These three operations are an outstanding foundation as we continue the expansion of CITIC Prudential across China."

Captain Chia, CEO China CITIC Prudential Life added, "Our new Suzhou operation will benefit enormously from the learnings and successes of our existing operations in Beijing and Guangzhou. As is the case with all our operations in China, we will focus on building high quality distribution and offering a wide range of savings and protection products."

CITIC Prudential Suzhou will be headed by General Manager Bruce Wang.

CITIC Prudential first established a presence in China with the launch of its Guangzhou operation in October 2000, and has been growing rapidly since. In August 2003, it opened its Beijing operation. Today, the company has over 6,000 staff and agents in China.



                                    - ENDS -

Enquiries to:

Media                                    Investors/Analysts

Clare Staley         020 7548 3719       Rebecca Burrows           020 7548 3537

                                         Marina Lee-Steere         020 7548 3511


Notes to Editor:

About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.

Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and GBP170 billion of funds under management (as at 30 June 2004).

In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with over GBP112 billion of funds under management (as at June
2004). Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 79 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.

Prudential is the leading European-based life insurer in Asia with 23 operations in 12 countries. Across the region Prudential Corporation Asia has 11 operations with a top-five market share.

* Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies, constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP170 billion in assets under management, as at 30 June 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

About CITIC Group (China International Trust and Investment Corporation)

CITIC was established on October 4 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.

CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilized foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.

CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Frankfurt. CITIC's core business ranges from financial services to service industries. By the end of 2003, CITIC had total assets of over RMB 596 billion (US$72 billion).

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 September 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley
                                              Group Media Relations Manager